FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               September 17, 1998

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                           Petah-Tikvah, 49001, Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated September 17, 1998.








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C:\APPS\GW\NURF-1\rel917  rel917
09/17/98 9:28 AM

COMPANY CONTACT:                                     CONTACT:
Erez Shachar, President and Chief Executive Officer  Jody Burfening (ext. 304)
Eitan Padan, Chief Financial Officer                 Lippert/Heilshorn & Assoc.
NUR Macroprinters LTD.                               212-838-3777
011-972-3-908-7676                                   jody@lhai.com
E-mail: ir@nur.com

                        NUR MACROPRINTERS LTD. ANNOUNCES
                 SETTLEMENT AGREEMENT OF SEVERAL MATERIAL CLAIMS

Magshimim, Israel - September 17, 1998 - NUR Macroprinters Ltd. (NASDAQ-NMS
Symbol: NURTF) today announced that the district court of Tel Aviv approved a settlement agreement among the Company and several other parties that, together with other settlement agreements, resolved all material claims relating to Mr. Moshe Nuri and his affiliated companies. Mr. Nuri served until April 1997 as the Company's Chairman and was its major shareholder.

The parties to the court approved settlement agreement were the Company, the special manager for Moshe Nuri's assets in his bankruptcy proceedings, Moshe Nuri, and other of his family members. The parties to the other settlement agreements included two Israeli banks, and the temporary receiver of Nur Outdoor Advertising Ltd. (a company formerly affiliated with Mr. Nuri).

According to the agreements, all material claims against the Company relating to the lease of its offices (including confirmation of the Company's pre-payment of lease until July 2000), alleged breach of contracts and alleged debts owed to any of the above mentioned parties were dismissed. Separately, claims related to the ownership of the Company's shares have been resolved and the temporary injunction on the issuance of securities by the Company was lifted.

As part of the various settlement agreements, the Company will pay an aggregate of $100,000 and will withdraw its lawsuit against the First International Bank.

"This settlement is the final step in the successful turn-around program the Company embarked on immediately after the change in control and management in April 1997", said Mr. Erez Shachar, President and CEO of NUR Macroprinters. "The settlement will ensure the Company a stable and productive working environment. With five consecutive quarters of strong revenues and ongoing profitability, we can now continue to explore new business opportunities for the benefit of the Company and its shareholders. The settlement will now allow management to focus on our main business objectives - meeting growing market demand and expanding our customer base, as we continue to expand our product offering to our potential and existing customers."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format ink-jet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications, such as billboards, posters, banners and point of purchase displays for advertising as well as decorations and backdrops for show rooms, fleet graphics, trade shows, museums and exhibits. NUR printers are installed in over 140 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    September 17, 1998                 By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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